EXHIBIT 99.1

SPARTANNASH COMPANY

SAVINGS PLUS PLAN

June 8, 2023

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on December 30, 2017, and its value as of the end of each subsequent fiscal year shown below.

	Initial Investment on 12/30/17 Value	12/29/18 Value	12/28/19 Value	1/2/21 Value	1/1/22 Value	12/31/22 Value
SpartanNash Company Common Stock	$1,000.00	$656.20	$580.74	$751.83	$1,154.38	$1,392.36

The Company declared quarterly dividends of $0.20 and $0.21 per common share in the fiscal years ended January 1, 2022 and December 31, 2022, respectively. The Company’s adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company’s future financial condition and profitability and compliance with the terms of its credit facilities.